BY EDGAR

May 20, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Robert Augustin
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 7 to Registration Statement on Form F-1
Filed May 9, 2025
File No. 333-282155

Dear Sir / Madam:

On behalf of our client, Empro Group Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated May 19, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 7 to the Registration Statement on Form F-1 that the Company filed with the Commission on May 9, 2025.

The Company is responding to the Staff’s comments by submitting this letter, which addresses the Staff’s comments, as more fully set forth below, and by filing Amendment No. 8 to the Registration Statement (“Amendment No. 8”). For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Note 24, page F-50

We note your response to prior comment 5. Please explain to us how you concluded that Empro Group’s issuance of 5,250,000 ordinary shares to the existing shareholders of Empro Group on a pro rata basis for a purchase price equal to $0.0001 per share is not a bonus issue and/or essentially a stock split. In this regard, we note that this issuance materially increased the number of shares outstanding without impacting the total value of your shares or the ownership of your stockholders. Please reassess the guidance in paragraph 64 of IAS 33 as well as SAB Topic 4:C and revise your financial statements as necessary.

Response

In response to the comment, we have revised Note 24 of the financial statements that are included in Amendment No. 8 to reflect the issuance of 5,250,000 ordinary shares to existing shareholders on a pro rata basis for a purchase price of $0.0001 per share.

Comment 2	Note 28, page F-55

Please expand this disclosure to report a measure of profit or loss for each of your two reportable segments. See paragraph 23 of IFRS 8. Any material variances in segment profit or loss should also be explained in MD&A.

Response

In response to the comment, we have expanded the disclosures contained under the heading “Operating Costs” beginning on page 49 of the prospectus contained in Amendment No. 8, as well as in the table contained in Note 28 of the financial statements included in Amendment No. 8, to report a measure of profit or loss for Empro Group’s two reportable segments.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei